UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): September 3, 2020

CTO Realty Growth, Inc.

(Exact Name of Registrant as Specified in Charter)

Florida (State or Other Jurisdiction of Incorporation)	001-11350 (Commission File Number)	59-0483700 (IRS Employer Identification No.)

	1140 N. Williamson Blvd., Suite 140 Daytona Beach, Florida (Address of Principal Executive Offices)	32114 (Zip Code)

(386) 274-2202

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
COMMON STOCK, $1.00 PAR VALUE PER SHARE	CTO	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On September 3, 2020, CTO Realty Growth, Inc. (the “Company”) announced that its Board of Directors (the “Board”) has unanimously approved a plan for the Company to elect to be subject to tax as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2020 (the “REIT Conversion”). In connection with the REIT Conversion, on September 3, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CTO NEWCO REIT, Inc., a newly formed, wholly owned subsidiary of the Company (“NEWCO”), providing for, among other things, the merger of the Company with and into NEWCO (the “Merger”), with NEWCO succeeding to and continuing to operate the existing business of the Company. Pursuant to the Merger, the surviving entity will be a corporation organized in the state of Maryland that will be renamed “CTO Realty Growth, Inc.” and whose charter will include certain standard REIT ownership limitations and transfer restrictions applicable to its capital stock. Pursuant to the Merger Agreement, the outstanding shares of the Company’s common stock will be converted into the right to receive the same number of shares of NEWCO common stock.

Consummation of the Merger is subject to certain conditions, including:

●	approval by the Company’s and NEWCO’s shareholders;
●	receipt by the Company and NEWCO from Vinson and Elkins L.L.P. of an opinion to the effect that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and that each of the Company and NEWCO is a party to a reorganization within the meaning of Section 368(b) of the Code;
●	approval for listing on the New York Stock Exchange of NEWCO common stock, subject to official notice of issuance;
●	the effectiveness of a registration statement on Form S-4 (the “Form S-4”) to be filed by NEWCO, without the issuance of a stop order or initiation of any proceeding seeking a stop order by the Securities and Exchange Commission (the “SEC”); and
●	receipt of all governmental approvals and third-party consents to the Merger, except for consents as would not reasonably be expected to materially and adversely affect the business, financial condition or results of operations of NEWCO.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1.

Item 7.01	Regulation FD Disclosure.

On September 3, 2020, the Company issued a press release announcing the Board’s approval of the REIT Conversion, the entry into the Merger Agreement and its intention to hold a special meeting of shareholders in the fourth quarter of 2020 for the purpose of approving the Merger. A copy of that press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or other securities laws, or that the materials include material investor information that is not otherwise publicly available. In addition, the Company does not assume any obligation to update such information in the future.

The information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that Section. The information in this Current Report on Form 8-K shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act unless it is specifically incorporated by reference therein.

Item 8.01. Other Events.

On September 3, 2020, NEWCO filed a registration statement on Form S-4 (the “Form S-4”) with the SEC, which includes a preliminary proxy statement/prospectus (the “Proxy Statement”) relating to the proposed merger of CTO and NEWCO that is being undertaken in connection with the Company’s conversion to a REIT. Investors are urged to read the Form S-4 and Proxy Statement (including all amendments and supplements thereto) and any other relevant documents filed with the SEC because they will contain important information about the Merger. You can obtain copies of these documents free of charge at the SEC’s website at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d)Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and between CTO Realty Growth, Inc. and CTO NEWCO REIT, Inc., dated September 3, 2020.
99.1	Press Release, dated September 3, 2020.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Language Regarding Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K (other than statements of historical fact) are forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements can typically be identified by words such as “believe,” “estimate,” “expect,” “intend,” “anticipate,” “will,” “could,” “may,” “should,” “plan,” “potential,” “predict,” “forecast,” “project,” and similar expressions, as well as variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectation to elect REIT status and the timing and effect of that election.

Although forward-looking statements are made based upon management’s present expectations and reasonable beliefs concerning future developments and their potential effect upon the Company, a number of factors could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. Such factors may include (1) the Company’s ability to remain qualified as a REIT, particularly given the need to apply highly technical and complex provisions of the Internal Revenue Code of 1986, as amended, and make various factual determinations concerning matters and circumstances not entirely within the Company’s control; (2) the risk that the REIT requirements could limit the Company’s financial flexibility; (3) the Company’s limited experience operating as a REIT; (4) the potential for satisfying the REIT requirements to divert management’s attention from traditional business concerns; (5) the Company’s ability to pay dividends consistent with the REIT requirements, and expectations as to timing and amounts of such dividends; (6) the ability of the Company’s Board of Directors to revoke the Company’s REIT status without shareholder approval; (7) the possibility that the anticipated benefits of the Company’s REIT status will not be realized, or will not be realized within the expected time period; (8) the Company’s exposure to U.S. federal and state income tax law changes, including changes to the REIT requirements; (9) general adverse economic and real estate conditions; (10) the ultimate geographic spread, severity and duration of pandemics such as the recent outbreak of novel coronavirus (“COVID-19”), actions that may be taken by governmental authorities to contain or address the impact of such pandemics, and the potential negative impacts of such pandemics on the global economy and the Company’s financial condition and results of operations; (11) the inability of major tenants to continue paying their rent or obligations due to bankruptcy, insolvency or a general downturn in their business; (12) the completion of 1031 exchange transactions; (13) the availability of investment properties that meet the Company’s investment goals and criteria; and (14) the uncertainties associated with obtaining required governmental permits and satisfying other closing conditions for planned acquisitions and sales. For additional information regarding factors that may cause the Company’s actual results to differ materially from those set forth in the Company’s forward-looking statements, we refer you to the information contained under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, each as filed with the SEC.

There can be no assurance that future developments will be in accordance with management’s expectations or that the effect of future developments on the Company will be those anticipated by management. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Current Report on Form 8-K. We undertake no obligation to update the information contained in this Current Report on Form 8-K to reflect subsequently occurring events or circumstances.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in connection with the Merger is included in the Form S-4 and the Proxy Statement. Information about the directors and executive officers of the Company and their ownership of the Company’s stock is set forth in the proxy statement for the Company’s 2020 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and the Proxy Statement.

Investors should read the Form S-4 and the Proxy Statement carefully before making any voting or investment decisions.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CTO Realty Growth, Inc.
(Registrant)

Date: September 3, 2020	By:	/s/ Daniel E. Smith
Daniel E. Smith
Senior Vice President, General Counsel and Corporate Secretary